                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                                (Name of Issuer)

                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                               Steven Pisarkiewicz
                              The Bank of New York
                                 One Wall Street
                            New York, New York 10286
                                 (212) 495-1784

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 8, 2004
                           As Amended December 3, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
   Transaction Valuation: $10,000,000 (a) Amount of Filing Fee: $1,267.00 (b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at $126.70 per million of Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,267.00
     Form or Registration No.: 005-79824
     Filing Party:  BNY/Ivy Multi-Strategy Hedge Fund LLC
     Date Filed:  November 8, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

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AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

     This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on November 8, 2004 by BNY/Ivy Multi-Strategy Hedge Fund LLC ("Company"), relating to the Company's offer to purchase limited liability company interests in the Company ("Interest" or "Interests" as the context requires) from members of the Company ("Members") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to tender).

     The purpose of this Amendment is to notify Members about the extension of the offer to purchase Interests ("Offer").

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Extension of Offer
------------------

     Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally December 8, 2004, shall be amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Wednesday, December 15, 2004. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Thursday, January 6, 2005, assuming their Interest has not been accepted for purchase by the Company on or before that date. The net asset value of the Interests will be calculated on December 31, 2004 ("Valuation Date").

Exhibits
--------

     Notice of this amendment in the form of the letter attached hereto as
Exhibit 1 will be sent to all members of the Company who received the Offer to Purchase and the Letter of Transmittal. Amended copies of the Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

     Except as amended herein, all other terms of the Statement filed on November 8, 2004 shall remain the same.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BNY/Ivy Multi-Strategy Hedge Fund LLC

                                               By:    /s/ Steven Pisarkiewicz
                                                     -------------------------
                                                     Name:  Steven Pisarkiewicz
                                                     Title: President

December 3, 2004

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                                  EXHIBIT INDEX


EXHIBIT

1 Form of Letter from the Company to Members Relating to Amendment No. 1 of Schedule TO.

2   Form of Letter of Transmittal.

3   Form of Notice of Withdrawal of Tender.